ERG GROUP

Your ref
Our ref CMP-0014-01

03 AUG -1 7:21

17 July 2003

03029021

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

ERG Ltd
82-2373

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange this week:

- ERG's letter in reply to ASX price query letter (dated 16 July 2003); and
- Media release headed "ERG Unsuccessful in Perth Tender" (dated 17 July 2003).

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

dlw 8/5


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/07/2003

TIME: 11:56:01

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unsuccessful in Perth Tender

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

17/07/2003 09:56

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 64667 as follows:
Release Time: 17-Jul-2003 11:55:52
ASX Code: ERG
File Name: 64667.pdf
Your Announcement Title: ERG Unsuccessful in Perth Tender



64667.pdf

DATE 17 July 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG Unsuccessful in Perth Tender

ERG announced today that it has not been selected as preferred tenderer for the Transperth smart card ticketing system. ERG was one of three tenderers for the project in its home city.

In tendering for projects ERG is committed to achieving a positive cash flow profile and return for shareholders and is not prepared to compromise these principles simply to gain market share.

"Having recently being selected to supply systems in Seattle, Stockholm, Sydney and Washington DC, which will contribute revenue in excess of $500 million to ERG, it is very disappointing not to be selected for the contract in Perth," said ERG's Asia–Pacific Managing Director, Rob Noble.

The Minister's office stated that ERG would be retained as the reserve tenderer.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 780 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/07/2003

TIME: 17:05:01

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Share Price Query

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

FACSIMILE

Your ref
Our ref CMP-0003

Fax 9221 2020
Pages 1

ERG
GROUP

16 July 2003

Ms J Hewitt
Companies Advisor
Australian Stock Exchange Limited
Level 8 Exchange Plaza
2 The Esplanade
Perth WA 6009

Dear Jill

Reply to Price Query

We refer to your fax of 16 July 2003. In response to the queries you have raised, we respond as follows:

1 No, the Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2 Not applicable.

3 The Company has recently completed an extensive capital restructure involving the conversion of $250 million listed convertible notes into ordinary securities, followed by a 10 for 1 share consolidation. The timetable for the share consolidation, incorporated in an announcement by the Company on 25 June 2003, noted that all ERG securities would revert to trading under the ASX Code ERG on 8 July 2003 – the day prior to the period in which the ASX has queried the Company's share price. In addition, the Company in the ordinary course of business, has lodged a number of tenders for public transport ticketing systems around the world, including its home city of Perth. At present no decision has been issued in relation to the Perth tender however it is expected in the near term. Should the Company be awarded this or any other project, an announcement will be issued to the ASX in accordance with the listing rules.

4 The Company confirms it is in compliance with the listing rules and in particular, listing rule 3.1

Yours sincerely

Glyn Geen
Assistant Company Secretary



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 9224 0000
Facsimile 61 9221 2020
Internet http://www.asx.com.au

16 July 2003

Ms C Barrett -Lennard
Company Secretary
ERG Limited
PO Box 670
BALCATTA WA 6914

Facsimile: 9273 1208

Dear Madam

ERG Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 83 cents on 9 July 2003 to an intraday high of $1.18 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 7.30 a.m. (W.S.T) on Thursday 17 July 2003.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,



Jill Hewitt
Companies Advisor